July 8, 2019

Via EDGAR and E-mail

United States Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Paul Fischer, Staff Attorney

Re:                             Monitronics International, Inc.

Registration Statement on Form S-4

Filed May 28, 2019

File No. 333-231771

Ladies and Gentlemen:

This letter contains the response of Monitronics International, Inc. (“Monitronics”) to the comment (the “Comment”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 2, 2019 (the “Comment Letter”), regarding the Registration Statement on Form S-4 filed by Monitronics with the Commission on May 28, 2019 (the “S-4”).

For your convenience, the Staff’s Comment, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with Monitronics’ response set out immediately underneath the Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the S-4.

Form S-4 filed May 28, 2019

1.                                      We note your response to prior Comment One. Please provide us with the basis you relied upon to support your conclusion that the OTCQX tier of OTC Markets is an “interdealer quotation system of a registered national securities association” for purposes of Rule 13e-3(g)(2)(iii).

Response:                                        As we indicated in our earlier correspondence, we respectfully advise the Staff that the transaction does not constitute a going private transaction subject to Rule 13e-3 because, among other reasons, the exception provided by paragraph (g)(2) of Rule 13e-3 applies. In response to the Staff’s question, we note that the term “interdealer quotation system of a registered national securities association” (an “Eligible Quotation System”) has not been defined in any statute, rule or regulation, nor has the Commission provided interpretative guidance with respect thereto, and therefore such term remains open to interpretation by the private bar, public registrants, the courts and the Commission.  We understand that when the rule was adopted many years ago, the term was read to mean The Nasdaq Stock Market (“Nasdaq”), but we further note that in light of the current trading environment it is unclear what type of trading market is intended to be addressed by this term.  Accordingly, although we believe it would be a logical interpretation, in the current trading environment, to treat the OTCQX tier of OTC Markets (“OTCQX”) as an Eligible Quotation System for purposes of Rule 13e-3(g)(2)(iii), we acknowledge that, in the absence of auxiliary evidence in support of this conclusion, we should assume OTCQX is not an Eligible Quotation System, nor would any of the other lower tiers of OTC Markets (i.e., OTCQB and OTC Pink) be an Eligible Quotation System.

Accordingly, we respectfully submit that the exception provided by Rule 13e-3(g)(2) is applicable to the transaction because, if no tier of OTC Markets is an Eligible Quotation System, the requirements of Rule 13e-3(g)(2)(iii) will not apply to the transaction, as the common stock of Ascent Capital will not be listed on a national securities exchange or quoted in an Eligible Quotation System at the time of the offering of the Monitronics common stock.  We also note, that if an argument were to be made that the OTC Markets is an Eligible Quotation System, the exception provided by Rule 13e-3(g)(2) would still apply because the requirements of Rule 13e-3(g)(2)(iii) will be met since the common stock of Ascent Capital will be quoted on the OTCQB prior to the time of the offering of the Monitronics common stock and the Monitronics common stock will be quoted on the OTCQX immediately prior to the consummation of the transaction (hence, both the subject securities and replacement securities would be similarly quoted in an Eligible Quotation System).  However, we see no reason to request the Staff to address the merits of this alternative argument in the absence of auxiliary evidence that OTCQX is an Eligible Quotation System, and we therefore assume for the purposes of the remainder of this response that neither OTCQX nor any of the other lower tiers of OTC Markets is an Eligible Quotation System.

By way of background, Ascent Capital’s Series A common stock is currently listed on Nasdaq under the symbol “ASCMA” and Ascent Capital’s Series B common stock is currently quoted on the OTCQB under the symbol “ASCMB.” As previously disclosed by Ascent Capital, in late 2018, Ascent Capital received notices from Nasdaq indicating that Ascent Capital was not in compliance with the minimum public float condition and the minimum closing bid price condition(1) necessary for continued listing on Nasdaq. Separately, on July 1, 2019, Nasdaq informed Ascent Capital that the filing by Monitronics for protection under Chapter 11 of the US Bankruptcy Code to effectuate a partially pre-packaged Plan of Reorganization is considered by Nasdaq to be separate grounds to delist the Ascent Capital common stock. As Ascent Capital does not currently have a plan to regain compliance with the listing standards, Ascent Capital has determined to voluntarily delist its Series A common stock from Nasdaq prior to the offering of the Monitronics common stock.  Following such delisting, we expect that Ascent Capital common stock will be quoted on the OTCQB. Further, we anticipate that the shares of Monitronics common stock to be received by holders of Ascent Capital common stock in connection with the transaction will be quoted on the OTCQX.

Rule 13e-3(g)(2)(iii) states as follows:

“If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association”.

(1)  On June 10, 2019, Ascent Capital received a notice from Nasdaq confirming that Ascent Capital had regained compliance with the minimum price condition but that concern regarding Ascent Capital’s compliance with the minimum public float condition remains.

We respectfully submit that clause (iii) of Rule 13e-3(g)(2) will not be an applicable requirement for the transaction to avail itself of the Rule 13e-3(g)(2) exception.  The requirement of clause (iii) of Rule 13e-3(g)(2) by its terms only applies “[i]f the subject securities are either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association”, and, for the reasons described above, the subject securities (i.e., the Ascent Capital common stock) will not meet such condition, therefore the replacement securities (i.e., the Monitronics common stock) need not meet the listing or quotation requirements of clause (iii). (Though as noted above, it is our expectation that both the subject securities and the replacement securities will be quoted in the OTC Markets.)

We also note that, in addition to meeting the technical requirements necessary for an exception to Rule 13e-3, we believe the proposed transaction will not cause any of the potential harms against which Rule 13e-3 is intended to protect.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 972-243-7443, or to Adorys Velazquez, Baker Botts L.L.P., at 212-408-2523.

Very truly yours,

Monitronics International, Inc.

By:	/s/ Fred A. Graffam III
Fred A. Graffam III
Senior Vice President and Chief Financial Officer

cc:                                Adorys Velazquez

David Miller